SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                November 10, 2003


                                   Hanson PLC
                                   ----------
                 (Translation of Registrant's Name into English)


                   1 Grosvenor Place, London SW1X 7JH, England
                   -------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X                      Form 40-F
                      ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No   X
                ---                               ---


THIS SPECIAL REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN REGISTRATION STATEMENT NO. 33-15028 ON FORM S-8, REGISTRATION STATEMENT NO. 333-13968 ON FORM S-8 AND REGISTRATION STATEMENT NO. 333-14022 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

                                  EXHIBIT INDEX

Exhibit No. 1            Description of Hanson Share Capital and American
                         Depositary Shares.


















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                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             HANSON PLC


Dated:  November 7, 2003                     By: /s/ Graham Dransfield
                                                 -----------------------------
                                                 Name: Graham Dransfield
                                                 Title: Legal Director
























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                                                                 EXHIBIT NO. 1

       DESCRIPTION OF HANSON SHARE CAPITAL AND AMERICAN DEPOSITARY SHARES

           Set forth below is certain information concerning the share capital and American Depositary Shares ("ADSS") of Hanson PLC, a company incorporated under the laws of England and Wales ("HANSON"), including a summary of certain provisions of the Memorandum of Association of Hanson (the "MEMORANDUM"), the Articles of Association of Hanson (together with the Memorandum, the "ARTICLES") and the Deposit Agreement, dated October 14, 2003 (the "DEPOSIT Agreement"), among Hanson, Citibank, N.A., 111 Wall Street, 20th Floor, New York, NY 10005, USA, as Depositary (the "DEPOSITARY"), and the holders and beneficial owners of ADSs issued thereunder. Each ADS represents five ordinary shares of 10p each in the capital of Hanson. The information is intended to comply with Item 10B, "Additional Information - Memorandum and Articles of Association". Such information and summary do not purport to be complete and are qualified in their entirety by reference to the full text of the Articles and Deposit Agreement, which have been filed with the Securities and Exchange Commission (the "COMMISSION").

           DESCRIPTION OF THE HANSON SHARE CAPITAL AND MEMORANDUM AND
                            ARTICLES OF ASSOCIATION

           As used in this section "Description of the Hanson Share Capital and Memorandum and Articles of Association", the terms "holder" and "shareholder" refer to the person registered in the Hanson register of members as the holder of the relevant share and the term "beneficial owner" refers to a person other than the holder who has a beneficial interest in the relevant share. The Depositary is the holder of those ordinary shares represented by ADSs issued pursuant to the Deposit Agreement. See "Description of the Hanson American Depositary Shares and Deposit Agreement".

OBJECTS AND PURPOSES

           Hanson is incorporated under the name Hanson PLC, and is registered in England and Wales under registration number 04626078. Hanson's objectives and purposes are set forth in clause 4 of the Memorandum which provides that Hanson's principal object is to carry on business as a general commercial company. In addition, Hanson's objects include, but are not limited to, the ability to establish and administer facilities enabling shareholders of Hanson to invest or deal in shares or other securities of Hanson.

DIRECTORS

           Hanson's Articles provide for a board of directors consisting of not less than two directors (the "DIRECTORS") who shall manage the business and affairs of Hanson.

           Under the Articles, a Director cannot vote in respect of any contract, arrangement, transaction or other proposal in which the Director has a material interest other than by virtue of the Director's interest in Hanson's shares or debentures or other securities. This restriction on voting, however, does not apply to any resolutions concerning the following matters:


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           (i)       the giving of any security, guarantee or indemnity to the
                     Director in respect of money lent or obligations incurred by the Director at the request of or for the benefit of Hanson or any of its subsidiaries;

           (ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of Hanson or any of its subsidiaries for which the Director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

           (iii) any proposal concerning an offer of securities in or by Hanson or any of its subsidiaries for subscription or purchase in which offer the Director is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

           (iv) any proposal concerning any other company in which the Director is interested directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that the Director is not the holder of a beneficial interest in 1% or more of any class of share capital of such company or of the voting rights available to the members of the relevant company;

           (v) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme which is approved by or subject to the approval of the Inland Revenue or relating to any arrangement for the benefit of employees of Hanson or any of its subsidiaries which does not accord to the Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

           (vi) any proposal concerning the purchase and/or maintenance of an insurance policy under which a Director may benefit.

           Compensation awarded to Directors is decided by a remuneration committee consisting exclusively of independent non-executive Directors. Members of the remuneration committee do not participate in decisions concerning their own compensation. Directors are entitled to be repaid all travelling, hotel and other expenses properly incurred by them in or about the discharge of their duties as Directors.

           A Director shall not be disqualified from his office by contracting with Hanson, nor is any contract or arrangement entered into on behalf of Hanson in which any Director is in any way interested liable to be voided, nor is any Director so contracting or being so interested liable to account to Hanson for the profit realized thereby, provided that the nature of his interest has been declared by the Director at a meeting of the board of directors.

           The Directors have the power to borrow up to three times the "adjusted equity shareholders' funds" (with adjustments including those related to deferred tax and to pension and other retirement benefits). Hanson's cash deposits and similar available assets are deductible in calculating Hanson's borrowings. Based on the consolidated shareholders' funds at June 30, 2003 of Hanson Building Materials Limited (formerly known as Hanson PLC) the borrowing limits of Hanson would have been (using the new provision to borrow up to three times the "adjusted equity shareholders' funds" provision) approximately (pound)8.8 billion.

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           The Articles do not specify any age limit for Directors, who may remain in office when they are over 70. However, any Director who reaches the age of 70 shall retire at the annual general meeting immediately following his seventieth birthday and, if willing to act, must seek re-appointment at that and each subsequent annual general meeting.

           All Directors must offer themselves for re-election at least every three years. A Director can be removed from office by not less than three-quarters of the remaining Directors. However, a Director may also be removed by an ordinary resolution of the shareholders of which special notice has been given.

           Directors are not required to hold any shares of Hanson as a qualification to act as a director.

HANSON ORDINARY SHARES

           The authorized share capital of Hanson is (pound)100,000,000 divided into 1,000,000,000 ordinary shares of 10p each. As of October 15, 2003, 736,968,849 ordinary shares were outstanding. All the issued and outstanding ordinary shares are fully paid. Ordinary shares may be held in certificated form whereby certificates representing ordinary shares are issued in registered form and are issued (subject to the terms of issuance of such shares) following allotment or receipt of the form of transfer bearing the appropriate stamp duty by Hanson's UK Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA; or in uncertificated form pursuant to regulation 16(2) of the Uncertificated Securities Regulations 2001 (the "CREST REGULATIONS") whereby ordinary shares may be held within and transferred by means of a settlement system (as defined in the CREST Regulations).

DIVIDEND RIGHTS

           Holders of ordinary shares (subject to the terms of issue thereof) are entitled to receive such dividends out of the profits of Hanson which are available by law for distribution, as may be declared by the shareholders at a general meeting, but no dividends may be declared in excess of the amount recommended by the Directors. The Directors may pay to the shareholders such interim dividends as appear to the Directors to be justified by the profits of Hanson available for distribution.

UNCLAIMED DIVIDENDS

           Any dividends unclaimed may be invested or otherwise made use of by the Directors for the benefit of Hanson until claimed. Any dividend which is still unclaimed twelve years from the date the dividend became due for payment shall be forfeited and shall revert to Hanson.

UNTRACED SHAREHOLDERS

           Hanson may sell any shares in Hanson of a member, or any share to which a person is entitled by transmission, if, during a period of twelve years prior to the date of compliance by Hanson with the certain notification requirements:

           (i) no cheque, money order or warrant addressed to the member or the person entitled to such shares by transmission has been cashed;


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           (ii) no communication has been received from such member or any person entitled to the shares by transmission; and

           (iii) Hanson has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed.

VOTING RIGHTS

           Every holder of ordinary shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of ordinary shares who is present in person or by proxy has one vote for each fully-paid share of which he is the holder. Holders of ADSs are not members of the company but may instruct the Depositary as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADSs (see "Description of Hanson American Depositary Shares and Deposit Agreement-Voting Rights"). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting, by at least three shareholders having the right to vote at the meeting, by any shareholder or shareholders representing at least 10% of the voting rights of all shareholders having the right to vote at the meeting or by any shareholder or shareholders holding shares conferring a right to vote at the meeting on which the aggregate sum paid up is equal to not less than 10% of the total sum paid up on all the shares conferring such right.

           A member is not entitled to vote if any calls or other monies due in respect of his shares remain unpaid and a holder may be disenfranchised where he, or a person appearing to be interested in such shares, fails to comply with a notice from Hanson requiring him to indicate the capacity in which he holds such shares or any interest in them.

           Forty-eight (48) hours' prior written notice is required of any proposed amendment to an ordinary resolution.

           Under English law, shareholders of a public company such as Hanson are not permitted to pass resolutions by written consent unless such resolutions are passed unanimously.

LIQUIDATION RIGHTS

           In the event of the liquidation of Hanson, after payment of all liabilities, the remaining assets would be shared equally by the holders of ordinary shares. The liquidator, however, may divide among the shareholders in specie the whole or any part of the remaining assets and may determine how such division shall be carried out as among the shareholders or the different classes of shareholders, provided that in each case he is authorized to do so by extraordinary resolution of the shareholders.

DISCLOSURE OF INTERESTS

           Section 198 of the U.K. Companies Act 1985 (the "ACT") provides that a person (including a company and other legal entities) who to his knowledge acquires an interest or becomes aware that he has acquired an interest of 3% or more of any class of shares comprised in a public company's `relevant share capital' (which, for these purposes, means that company's issued share capital


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carrying rights to vote in all circumstances at general meetings of the company)
is obliged to notify that company of his interest within two days after becoming so interested or so aware. Thereafter any changes in such interest of a least 1% calculated as required by the Act or which reduce such interest below 3% must be notified to the company. The ordinary shares are `relevant share capital' for this purpose.

           In addition, Section 212 of the Act provides that a public company may by notice in writing (a "SECTION 212 NOTICE") require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's `relevant share capital' to confirm that fact or (as the case may be) to indicate whether or not that is the case, and where he holds or has during the relevant time held an interest in such shares, to give such further information as may be required relating to his interest and any other interest in the shares of which he is aware. The disclosure must be made within such reasonable period as may be specified in the relevant notice.

           For the purpose of the above obligations, the interest of a person in shares means any kind of interest in shares including interests in any shares
(i) in which his spouse, or his child or stepchild under the age of 18 is interested, (ii) in which a corporate body is interested in and either (a) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions or (b) that person controls one-third or more of the voting power of that corporate body or (iii) in which another party is interested and the person and that other party are parties to a `concert party' agreement under Section 204 of the Act (being an agreement which provides for one or more parties to it to acquire interests in shares of a particular public company, which imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and any interest in the company's shares is in fact acquired by any of the parties pursuant to the agreement). The holding of an American Depositary Receipt ("ADR") evidencing an ADS would generally constitute an interest in the underlying ordinary shares.

           Where a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restriction prohibiting, inter alia, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom. Under the Articles certain of the powers of imposing restrictions granted to the courts may be imposed by the Directors in certain circumstances.

           Under Article 43.2 of the Articles, no person shall, unless the Directors otherwise determine, be entitled to attend or to vote at any general meeting or to exercise any other right conferred by being a shareholder at or in relation to meetings of Hanson in respect of any ordinary shares held by him if he or any person appearing to be, directly or indirectly, interested in those shares has been duly served with a Section 212 Notice and he or any such person is in default in supplying to Hanson the information thereby requested within 14 days after (but not including) the date of the Section 212 Notice and if the shares specified in such notice represent at least 0.25% of the shares of the class to which such shares belong on the date of service of such notice then,


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inter alia, a dividend payable in respect of such person's shares may be withheld by Hanson until the notice is complied with or such other date as the Directors may determine. The provisions of Article 43.2 of the Articles are in addition and without prejudice to the provisions of the Act and any other applicable legislation.

           Section 204 of the Act sets out particular rules of disclosure where two or more parties have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations or restrictions on any one or more of the parties to it with respect to the use, retention or disposal of their interests in such shares acquired in pursuance of the agreement and any interest in such shares is in fact acquired by any of the parties in pursuance of the agreement.

           There are additional disclosure obligations under the Rules Governing Substantial Acquisitions of Shares where a person acquires 15% or more (up to 30%) of the voting rights of a listed company or when an acquisition increases his holdings of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the company, the Panel on Takeover and Mergers and the London Stock Exchange by no later than noon on the business day following the date of the acquisition.

           The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

NEW ISSUES OF SHARES AND REPURCHASE OF SHARES

           The ability of the Directors to issue ordinary shares or securities convertible into ordinary shares under any circumstances or to issue other shares is restricted by law and (except in certain cases) requires appropriate authorization to be given by the holders of ordinary shares. Section 89 of the Act also applies certain restrictions to the allotment of `equity securities' (which includes ordinary shares) for cash. Essentially, any new equity or option to acquire an equity which Hanson may issue for cash (other than pursuant to employee share schemes) must be offered pro rata to existing shareholders except insofar as such statutory pre-emption provisions have been disapplied in accordance with Section 95 of the Act. By a special resolution passed on July 30, 2003 the shareholders of Hanson authorized, inter alia, the Directors to issue up to 250,000,000 ordinary shares, such authority to expire at the conclusion of the annual general meeting ("AGM") of the shareholders of Hanson to be held in 2004. Within this limit, ordinary shares are issuable by way of a rights offer to existing holders of ordinary shares (subject to the Directors being able to make exclusions or other arrangements to deal with overseas laws, regulatory requirements and fractional entitlements), but otherwise issues of ordinary shares for cash (other than shares issued under employee share schemes) are limited to an aggregate of 36,850,000 ordinary shares (approximately 5% of the number of issued ordinary shares). Hanson intends to seek shareholders' consent to renew these authorities at the 2004 AGM on a substantially similar basis and on an annual basis thereafter.

           So far as concerns issues of ordinary shares for cash other than by way of a rights offer or under employee share schemes, the Directors are also restricted by the regulations of the London Stock Exchange, which permit all such issues only with the consent of the shareholders at a general meeting either for a specific issue or under a general consent provided that such


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general consent expires within fifteen months or on the date of the Hanson AGM following the obtaining of such consent.

           Subject to applicable provisions of English law and the Articles, Hanson may repurchase its own ordinary shares (including any redeemable shares). By a special resolution passed on July 30, 2003, Hanson's shareholders also approved a resolution giving Hanson general authority until the 2004 AGM to repurchase up to 73,696,884 ordinary shares at a price per share (exclusive of expenses) of not less than 10 pence and not more than 105% of the average of the middle market price of the ordinary shares as derived from the Daily Official List of the London Stock Exchange for the five trading days immediately preceding the date of purchase. Hanson's shareholders will be asked to approve a resolution to renew this authority at the 2004 AGM on substantially similar terms.

VARIATION OF RIGHTS

           If, at any time, Hanson's share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated (unless the rights attached to the shares of the class otherwise provide), subject to the provisions of the Act, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

At every such separate general meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that:

           (i) the quorum is the number of persons (which must be at least two) who hold or represent by proxy at least one-third in nominal value of the issued shares of the class or if such quorum is not present at an adjourned meeting, those persons present in person or by proxy at such meeting; and

           (ii) any shareholder present in person or by proxy may demand a poll.

           Class rights are deemed to have been varied by the reduction of capital paid up on such shares or by the allotment of further shares ranking in priority thereto for payment of a dividend or repayment of capital or which confer on the holders voting rights more favorable than those conferred by the first-mentioned shares.

           The rights are deemed not to have been varied by the creation or issue of new shares ranking equally in all respects with, or subsequent to, that class of shares.

ALTERATION OF CAPITAL

           Hanson may by ordinary resolution:

           (i)       increase its share capital;

           (ii)      consolidate and divide all or any of its share capital;


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           (iii)     cancel shares which, at the date of passing of the
                     resolution, have not been taken or agreed to be taken by a person and diminish the amount of its capital by the amount of shares so cancelled; and/or

           (iv) subject to the Act, sub-divide its shares or any of them into shares of smaller amounts.

           Hanson may by special resolution reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any manner and with and subject to any conditions, authorities and consents required by law.

TRANSFER OF SHARES

           All transfers of certificated ordinary shares shall be effected by instrument in writing, in any usual form or in any other form approved by the Directors and shall be executed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee. Uncertificated ordinary shares may be transferred in accordance with the CREST Regulations and the facilities and requirements of the relevant system concerned. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of an ordinary share:

           (i)       to more than four joint transferees or renouncees;

           (ii) where the share is not fully paid, provided that such action does not prevent dealings in the shares from taking place on an open and proper basis;

           (iii)     on which Hanson has a lien;

           (iv)      which is in respect of more than one class of share;

           (v)       which has not been duly stamped (if so required by law);
                     and

           (vi) which has not been delivered for registration or is not supported by evidence of transfer of title. GENERAL MEETING AND NOTICES

           Under the Articles, the AGM must be held within 15 months of the preceding AGM and at a time and place determined by the Directors.

           In the case of an AGM or a meeting convened for the purpose of passing a special resolution, 21 days' notice (excluding the day on which the notice is sent), and in any other case 14 days' notice (excluding the day on which the notice is sent), specifying the place, the date and time of meeting and in the case of special business, the general nature of such business shall be mailed to shareholders or, in certain cases, published in at least one daily newspaper of national circulation in the United Kingdom.

           Subject to the Act and any other applicable legislation, any notice or other document to be given or sent to any person by Hanson is also to be treated as given or sent where Hanson and that person have agreed that any


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notice or other document required to be given or sent to that person may instead be accessed by him electronically.

RESTRICTIONS ON OWNERSHIP BY NON-U.K. RESIDENTS

           Except for certain limitations described in Item 10D "Exchange Controls" of the annual report of Hanson Building Materials Limited (formerly known as Hanson PLC) filed on March 11, 2003, under English law and the Articles, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer ordinary shares in the same manner as U.K. residents or nationals.




















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   DESCRIPTION OF THE HANSON AMERICAN DEPOSITARY SHARES AND DEPOSIT AGREEMENT

           As used in this section "Description of the Hanson American Depositary Shares and Deposit Agreement", the term "holder" refers to the person registered as the owner of Hanson ADSs in the direct registration system of the Depositary and the term "beneficial owner" refers to a person other than the holder who has a beneficial interest in the relevant ADS.

DIVIDENDS AND DISTRIBUTIONS

           Holders of ADSs generally have the right to receive the distributions made by Hanson on the securities deposited with Citibank, N.A., as Custodian (the "CUSTODIAN"). Receipt by holders of these distributions may be limited, however, by legal and practical constraints. Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as at a specified record date.

DISTRIBUTION OF CASH

           Whenever the Depositary receives confirmation from the Custodian of the receipt of any cash dividend or other cash distribution on any of the securities on deposit with the Custodian, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders of ADSs, subject to English law and regulations.

           The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders of ADSs will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the Custodian in respect of securities on deposit.

DISTRIBUTIONS OF HANSON SHARES

           Whenever Hanson makes a free distribution of ordinary shares for the securities on deposit with the Custodian, the Depositary will either (i) distribute to holders of ADSs new ADSs representing the ordinary shares deposited or (ii) modify the ADS-to-ordinary shares ratio, in which case each ADS will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

           The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new ordinary shares so distributed.

           No such distribution of new ADSs will be made if it would violate U.S. securities laws or if it is not operationally practicable. If the Depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

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DISTRIBUTION OF RIGHTS

           Whenever Hanson intends to distribute rights to purchase additional ordinary shares, Hanson will give prior notice to the Depositary. In such case, the Depositary shall consult with Hanson as to the lawfulness of making such distribution and shall determine whether such distribution is reasonably practicable.

           The Depositary will distribute the rights only if Hanson makes a timely request for the Depositary to make such distribution available, such distribution is reasonably practicable and the lawfulness of such distribution has been established to the reasonable satisfaction of Hanson and the Depositary. The Depositary will establish procedures to distribute rights to purchase additional ADSs to ADS holders and to enable such holders to exercise such rights. Holders of ADSs may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of their rights. The Depositary is not obliged to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

           The Depositary will sell the rights that are not exercised or distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders of ADSs as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse. There can be no assurance that holders of ADSs will be given the same opportunity to receive or exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

ELECTIVE DISTRIBUTIONS

           Whenever Hanson intends to distribute a dividend payable at the election of holders of ordinary shares, either in cash or in additional shares, Hanson will give prior notice thereof to the Depositary and will indicate whether or not Hanson wishes the elective distribution to be made available to holders of ADSs. In such case, the Depositary shall consult with Hanson as to the lawfulness of making such distribution and shall determine whether such distribution is reasonably practicable.

           The Depositary will make the elective distribution available to holders of ADSs only if Hanson makes a timely request for the Depositary to make such distribution available, such distribution is reasonably practicable and the lawfulness of such distribution shall have been established to the reasonable satisfaction of the Depositary and Hanson. In such case, the Depositary will establish procedures to enable holders of ADSs to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

           If the election is not made available to holders of ADSs, such holders will receive either cash or additional ADSs, depending on what a shareholder in England would receive upon failing to make an election, as more fully described in the Deposit Agreement. There can be no assurance that holders of ADSs will be given the opportunity to receive elective distributions on the same terms and conditions as holders of ordinary shares.

OTHER DISTRIBUTIONS

           Whenever Hanson intends to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, Hanson will notify the Depositary in advance and will indicate whether Hanson wishes such distributions to be made to holders of ADSs. In such case, the Depositary shall consult with Hanson as to the lawfulness of such distribution to holders of ADSs and shall determine whether such distribution is reasonably practicable.

           The Depositary will distribute the property only if Hanson requests the Depositary to make such distribution, such distribution is reasonably practicable and the lawfulness of such distribution shall have been established to the reasonable satisfaction of Hanson and the Depositary. In such case, the Depositary will distribute the property to the holders in a manner it deems practicable.

           The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders of ADSs under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.

           If the Depositary does not distribute the property to holders of ADSs, it will sell the property and the proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

RECORD DATES

           Whenever the Depositary shall receive notice of the fixing of a record date by Hanson for the determination of holders of ADSs entitled to receive any distribution (whether in cash, ordinary shares, rights, or other distribution), or whenever for any reason the Depositary causes a change in the number of ordinary shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of, or solicitation of consents or proxies of, holders of ordinary shares or other deposited securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date for the determination of the holders of ADSs who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, to give or withhold such consent, to receive such notice or solicitation or to otherwise take action, or to exercise the rights of holders with respect to such changed number of ordinary shares represented by each ADS.

CHANGES AFFECTING HANSON SHARES

           The ordinary shares held on deposit for holders of ADSs may change from time to time. For example, there may be a change in nominal or par value, a division, cancellation, consolidation or reclassification of the shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets.

           If any such change were to occur, ADSs would, to the extent permitted by law, represent the right to receive the property received or exchange in respect of the ordinary shares held on deposit. The Depositary may in such circumstances deliver new ADSs to holders of ADSs, provided the lawfulness of such delivery has been established to the satisfaction of the Depositary and Hanson, or call for the exchange of existing ADSs for new ADSs. If the Depositary may not lawfully distribute such property to holders of ADSs, the Depositary may sell such property and distribute the net proceeds to holders of ADSs as in the case of a cash distribution.

ISSUE OF HANSON ADSS UPON DEPOSIT OF ORDINARY SHARES

           The Depositary may create ADSs on behalf of the holders of ADSs if holders or their brokers deposit ordinary shares with the Custodian in London. The Depositary will deliver these ADSs to the person indicated by the holder of ADSs only after such holders pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the Custodian. The ability of holders to deposit ordinary shares and receive ADSs may be limited by U.S. and English laws applicable at the time of deposit.

           The issue of ADSs may be delayed until the Depositary or the Custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the Custodian. The Depositary will only issue ADSs in whole numbers.

           When holders of ADSs make a deposit of ordinary shares, they will be responsible for transferring good and valid title to the Depositary. Any such holders will be deemed to represent and warrant that:

           (i) the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

           (ii) all pre-emptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

           (iii) holders of ADSs are duly authorized to deposit the ordinary shares;

           (iv) the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted Securities" (as defined in the Deposit Agreement); and

           (v) the Shares presented for deposit have not been stripped of any rights or entitlements.

           If any of the representations or warranties are incorrect in any way, Hanson and the Depositary may, at the cost and expense of the holders making such incorrect representations or warranties, take any and all actions necessary to correct the consequences of the misrepresentations.

TRANSFERABILITY OF ADSs

           ADRs evidencing the ADSs may be endorsed with, or have incorporated in the text, legends or recitals that may be necessary under the Deposit Agreement, applicable laws or regulations, or any book-entry system in which ADSs are held. Holders and beneficial owners of ADSs are deemed to have notice of and to be bound by the terms and conditions of the legends set forth on the ADRs.

           Subject to the limitations contained in the Deposit Agreement and in the ADR, title to an ADR (and to each ADS evidenced thereby) shall be transferable upon the same terms as a certificated security under the laws of New York, provided that an ADR to be transferred has been property endorsed or is accompanied by the proper instruments of transfer.

           Neither the Depositary nor Hanson will have any obligation, nor will they be subject to any liability to any holder or beneficial owner of ADSs under the Deposit Agreement or any ADR, unless such ADSs are registered on the books of the Depositary in the name of such holder or, in the case of a beneficial owner, such ADSs are registered on the books of the Depositary in the name of such beneficial owner, or the beneficial owner's representative. Such holders in whose name ADSs are registered on the books of the Depositary shall be treated as the absolute owners of the ADSs registered in their names.

           The Depositary shall make arrangements for the acceptance of the ADSs into Depositary Trust Company, 55 Water Street, 49th Floor, New York, NY 10041, USA ("DTC"). A single ADR in the form of a balance certificate will evidence all ADSs held through DTC and will be registered in the name of the nominee for DTC. As such, the nominee will be the only registered holder of the balance certificate ADR. Each beneficial owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC participants to exercise or be entitled to any rights attributable to such ADSs. Ownership interests in the balance certificate ADR registered in the name of the nominee for DTC will be shown on, and transfer of such ownership interests will be effected through, records maintained by (i) DTC or its nominee (with respect to the interest of DTC participants) or (ii) DTC participants or their nominee (with respect to the interests of clients of DTC participants).

           Hanson may restrict transfers of ADSs which could result in the total number of ordinary shares represented by ADSs owned by a single holder or beneficial owner exceeding limits imposed by applicable law or the Articles. Hanson may also, subject to applicable law, instruct the Depositary to take certain actions with respect to the ownership interests of any holder or beneficial owner in excess of such limits, including restricting the transfer of, removing or restricting the voting rights of or disposing of such holder's or beneficial owner's ADSs.

TRANSFER, COMBINATION AND DIVISION OF HANSON ADR CERTIFICATES

           Holders of ADRs will be entitled to transfer, combine or divide their ADRs and the ADSs evidenced thereby. For transfer of ADRs, holders will have to surrender the ADRs to be transferred to the Depositary and must also:

           (i) ensure that the surrendered ADR is properly endorsed or otherwise in a proper form for transfer;

           (ii) provide such proof of identity and authenticity of signatures as the Depositary deems appropriate;

           (iii) provide any transfer stamps required by the State of New York or the United States; and

           (iv) pay all applicable fees, charges, expenses, taxes and other governmental charges payable by ADS holders pursuant to the terms of the ADS Deposit Agreement, upon the transfer of ADSs.

           To have ADSs either combined or divided, holders of ADRs must surrender the ADRs in question to the Depositary with their request to have them combined or divided, and must pay all applicable fees, charges and expenses payable by ADS holders, pursuant to the terms of the Deposit Agreement, upon a combination or division of ADRs.

WITHDRAWAL OF ORDINARY SHARES UPON CANCELLATION OF ADSS

           Holders of ADSs will be entitled to present their ADSs to the Depositary for cancellation and to then receive the corresponding number of underlying ordinary shares at the Custodian's office. A holder's ability to withdraw the ordinary shares may be limited by U.S. and English law applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by ADSs, holders of ADSs will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. Holders of ADSs assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the Deposit Agreement.

           If a holder of ADSs holds an ADR registered in the holder's name, the Depositary may require such holder to provide proof of identity and authenticity of any signature and such other documents as the Depositary may deem appropriate before it will cancel ADSs. The withdrawal of the ordinary shares represented by ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please note that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

           Holders of ADSs will have the right to withdraw the securities represented by their ADSs at any time except for:

           (i) temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed; or (ii) ordinary shares are immobilized on account of a holders' meeting or a payment of dividends;

           (ii)      obligations to pay fees, taxes and similar charges; and

           (iii) restrictions imposed because of laws or regulations applicable to ADS or the withdrawal of securities on deposit.

           The Deposit Agreement may not be modified to impair the right to withdraw the securities represented by ADSs, except to comply with mandatory provisions of law.

VOTING RIGHTS

           Holders of ADSs generally have the right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the ordinary shares represented by their ADSs.

           At the request of Hanson, the Depositary will distribute to ADSs holders any notice of a shareholders' meeting received from Hanson, together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs.

           If the Depositary receives timely voting instructions from a holder of ADSs, it will endeavour to vote the securities represented by the holder's ADSs in accordance with such voting instructions which, unless otherwise instructed, will be either:

           (i) on a show of hands, in which case the Depositary will vote in accordance with the voting instructions received from a majority of ADS holders giving voting instructions; or

           (ii) by poll, in which case the Depositary will cause the number of deposited securities represented by the ADSs for which it has received voting instructions to be voted in accordance with those voting instructions.

           Unless specifically instructed by at least three holders of ADSs representing not less than 10% of the total voting rights of all holders of ADSs having a right to vote at the meeting, the Depositary may not join in demanding a poll.

           Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal constraints and the terms of the securities on deposit. Hanson cannot assure holders of ADSs that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

FEES AND CHARGES

           Holders of ADSs will be required to pay the following service fees to the Depositary:

SERVICE                                    FEES

(i)    Issue of ADS                        Up to U.S. 5(cent)per ADS issued

(ii)   Cancellation of ADS                 Up to U.S. 5(cent)per ADS surrenders

(iii)  Exercise of rights to purchase
       additional ADSs                     UP to U.S. 5(cent) per ADS issued

(iv)   Distribution of cash dividends      No fee (so long as prohibited by the
                                           NYSE)

(v)    Distribution of ADSs pursuant
       to share dividend or other free
       share distribution                  No fee (so long as prohibited by the
                                           NYSE)

(vi)   Distribution of cash proceeds
       (i.e., upon sale of rights or
       other entitlements)                 Up to U.S. 2(cent) per ADS held

(vii)  Distribution of securities
       other than ADSs or rights to
       purchase additional ADSs            Up to U.S. 5(cent) per security (or
                                           ADS equivalent)distributed


           Holders, beneficial owners, persons depositing ordinary shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will also be responsible for the payment of certain fees and expenses incurred by the Depositary, and certain taxes and governmental charges, such as:

           (i) fees for the transfer and registration of ordinary shares charged by the Registrar for the ordinary shares in the United Kingdom (i.e. upon deposit and withdrawal of ordinary shares);

           (ii) expenses incurred in converting foreign currency into U.S. dollars;

           (iii) expenses for cable, telex and fax transmissions and for delivery of securities;

           (iv) taxes and duties upon the transfer of securities (i.e. when ordinary shares are deposited or withdrawn from deposit); and

           (v) fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

           Hanson has agreed to pay various other charges and expenses of the Depositary. Please note that the fees and charges that holders of ADSs may be required to pay may vary over time and may be changed by Hanson and by the Depositary. Holders of ADSs will receive prior notice of such changes.

COMPLIANCE WITH INFORMATION REQUESTS

           Holders and beneficial owners of ADSs will be required to comply with requests to provide information from Hanson in accordance with applicable law, the rules and requirements of any other stock exchange on which shares or ADSs are at any time registered, traded or listed or the Articles. Information requested may include the capacity in which a holder or beneficial owner of ADSs owns ADSs, the identity of any other persons interested in such ADSs and the nature of such interests and various other matters, whether or not a person is a holder or beneficial owner of ADSs at the time of such request. Failure to comply with such requests may result in the imposition of sanctions against the holder of the ADSs in respect of which the non-complying person is or was, or appears to be or has been, interested, including the withdrawal of voting rights of such ordinary shares underlying the ADSs and restrictions on the rights to receive dividends on and to transfer or withdraw such ADSs.

           In addition, each holder and beneficial owner of ADSs who is or becomes directly or indirectly interested in 3% or more of the outstanding shares (including those ordinary shares underlying the ADSs), or is aware that another person for whom it holds such ADSs is so interested will be required, pursuant to the Act, to notify Hanson within two business days after becoming so interested or so aware.

AMENDMENTS AND TERMINATION

           Hanson may agree with the Depositary to modify the Deposit Agreement at any time without the consent of the ADS holders. Hanson will give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. Hanson will not consider it to be materially prejudicial to the substantial rights of holders of ADSs if any modifications or supplements are made that are reasonably necessary for the ADSs to be registered under the U.S. Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges that holders of ADSs are required to pay. In addition, Hanson may not be able to provide holders of ADSs with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

           Holders of ADSs will be bound by the modifications to the Deposit Agreement if they continue to hold ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent holders of ADSs from withdrawing the ordinary shares represented by ADSs (except as permitted by law or by the Articles).

           Upon termination, the following will occur under the Deposit
Agreement:

           (i) For a period of six months after termination, holders of ADSs will be able to request the cancellation of their ADSs and the withdrawal of the shares represented by their ADSs, and the delivery of all other property held by the Depositary in respect of those ordinary shares on the same terms as prior to the termination. During this six months' period, the Depositary will continue to collect all dividends received on the ordinary shares on deposit but will not distribute any such property to holders of ADSs until such holders request the cancellation of their ADSs.

           (ii) After the expiration of such six months' period, the Depositary may sell the securities held on deposit. The Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for any funds held for the holders of ADSs that are still outstanding.

BOOKS OF THE DEPOSITARY

           The Depositary will maintain ADS holder records at its depositary office. Holders of ADSs may inspect such records at the office of the Depositary during regular business hours but solely for the purpose of communicating with other ADS holders in respect of business matters relating to the ADSs and the Deposit Agreement.

           The Depositary will maintain facilities in New York to record and process the issue, cancellation, combination, division and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

           The Deposit Agreement limits the obligations of Hanson and the Depositary to holders of ADSs. In particular:

           (i) Hanson and the Depositary are obliged only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith;

           (ii) the Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement;

           (iii) the Depositary disclaims (absent its negligence or bad faith) any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any document forwarded to holders of ADSs on Hanson's behalf or for the accuracy of any translation of such a document, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the timeliness of any notices or for Hanson's failure to give notice;

           (iv) the Depositary shall not incur any liability for any investment risk associated with investing in shares, for the validity or worth of the shares, for any tax consequences that may result from the ownership of ADSs or for the credit-worthiness of any third party;

           (v) Hanson and the Depositary will not be obliged to perform any act that is inconsistent with the terms of the Deposit Agreement;

           (vi) Hanson and the Depositary disclaim any liability if Hanson is prevented or forbidden from acting on account of any law or regulation, any provision of the Articles, any provision of any securities on deposit or by reason of any act of God or ware or terrorism or other circumstances beyond their control;

           (vii) Hanson and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Articles or in any provisions of securities on deposit;

           (viii) Hanson and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either Hanson or the Depositary in good faith to be competent to give such advice or information;

           (ix) Hanson and the Depositary also disclaim liability for the inability by a holder of ADSs to benefit from any distribution, offering, right or other benefit which is made available to holders of shares but is not, under the terms of the Deposit Agreement, made available to holders of ADSs;

           (x) Hanson and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties; and

           (xi) Hanson and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement.

PRE-RELEASE TRANSACTIONS

           The Depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions". The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (for example, the need to receive collateral, the type of collateral required and the representations required from brokers). The Depositary may retain the compensation received from the pre-release transactions.

TAXES

           Holders of ADSs will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. Hanson, the Depositary and the Custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Holders of ADSs will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

           The Depositary may refuse to issue ADSs, to deliver, transfer, divide and combine Hanson ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the Custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distribution on their behalf. Moreover, holders of ADSs may be required to provide to the Depositary and to the Custodian proof of taxpayer status and residence and such other information as the Depositary and the Custodian may require to fulfil legal obligations. Holders of ADSs are required to indemnify Hanson, the Depositary and the Custodian for any claims with respect to taxes based on any tax benefit obtained for holders of ADSs.

REPORTS AND NOTICES

           The Depositary shall make available for inspection by holders of ADSs at its principal office any reports and communications, including any proxy soliciting materials, received from Hanson which are (a) received by the Depositary, the Custodian, or the nominee of either of them as holder of the ordinary shares underlying the ADSs and (b) made generally available to the holders of such ordinary shares of the Company.

           The Depositary shall arrange, at the request of Hanson, to provide copies of all notices, reports and communications which are made generally available by Hanson to its shareholders, or on such other basis as Hanson may advise the Depositary as may be required by applicable law, regulation or stock exchange requirement.

FOREIGN CURRENCY CONVERSION

           The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement. Holders of ADSs may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

           If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or are not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

           (i) convert the foreign currency to the extent practical and lawful, and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

           (ii) distribute the foreign currency to holders for whom the distribution is lawful and practical; and

           (iii) hold the foreign currency (without liability for interest) for the applicable holders.